Kinder Morgan Canada Limited

Suite 2700, 300 — 5th Avenue S.W.

Calgary, Alberta T2P 5J2

July 27, 2018

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 4628
Washington, D.C. 20549

Attention: John Reynolds

Assistant Director

Office of Natural Resources

Re: Kinder Morgan Canada Limited

Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2018

Response Dated July 19, 2018

File No. 0-55864

Ladies and Gentlemen:

In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 26, 2018 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In connection with this letter, we are filing today an amendment to the Proxy Statement (the “Amendment No. 1”). For your convenience, we have repeated in bold type each comment exactly as set forth in the July 26 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Oral comments delivered on July 26:

Scope of Review, Assumption and Limitations, page 22

1. We reissue comment 1 in part. Please make corresponding revisions to the following text at page 22: “The Fairness Opinion has been provided for the exclusive use of the Board of Directors and is not intended to be, and does not constitute, a recommendation to the Board of Directors.” Please revise the disclaimer so that it does not constitute an undue limitation on reliance of information provided in the proxy statement.

Response: We note the Staff’s comment and we have revised the disclosure in Amendment No. 1. Please see page 29 of Amendment No. 1.

Comments included in the July 26 letter:

Fairness Opinion, page 19

Approach to Fairness, page 21

1. We reissue prior comment 2 in part. Please disclose the material financial projections used by TD Securities to prepare its fairness opinion. Your proposed disclosure states that TD Securities’ NPV analysis involved discounting to a present value the projected unlevered free cash flows of the assets from January 1, 2018 until December 31, 2059, but you omit these projections from the revised disclosure. Please also revise to define in this context “unlevered free cash flows.”

Response: We note the Staff’s comment and we have revised the disclosure in Amendment No. 1. Please see pages 26 - 29 of Amendment No. 1.

2. Please expand your proposed disclosure in response to prior comment 4 to disclose the size of each selected transaction and enterprise value of each selected company.

Response: We note the Staff’s comment and we have revised the disclosure in Amendment No. 1. Please see pages 24 - 25 of Amendment No. 1.

Selected Precedent Transaction Analysis, page 3 of response letter

3. The disclosure you propose indicates in part that “Some selected transactions may not have had publicly available information required to determine certain transaction multiples.” Revise to clarify how many of the listed transactions the fairness advisor ultimately used to derive each of the referenced multiples, and identify those transactions for which information was unavailable.

Response: We note the Staff’s comment and as indicated on page 23 of Amendment No. 1, certain transactions did not have publicly available information and were not relied upon by the fairness advisor.

Discounted Cash Flow Analysis, page 5 of response letter

4.  Please revise to briefly identify the “several possible scenarios” TD Securities considered in this analysis.

Response: We note the Staff’s comment and we have revised the disclosure in Amendment No. 1. Please see pages 25 - 26 Amendment No. 1.

* * * *

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact our counsel, Adé Heyliger of Weil, Gotshal & Manges LLP at (202) 682-7095.

Very truly yours,

Kinder Morgan Canada Limited

		By:	/s/ Dax A. Sanders

Dax A. Sanders

Chief Financial Officer

cc:	Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

cc:	Adé Heyliger

Weil, Gotshal & Manges LLP

2001 M Street NW

Suite 600

Washington, DC 20036